Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus, dated January 10, 2023

Relating to Preliminary Prospectus Supplement, dated January 9, 2023

Registration No. 333-263301

REDWOOD TRUST, INC.

Pricing Term Sheet

January 10, 2023

2,600,000 Shares

of

10.00% Series A Fixed-Rate Reset Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 Per Share)

Issuer:	Redwood Trust, Inc., a Maryland corporation.

Securities Offered	2,600,000 shares of our 10.00% series A fixed-rate reset cumulative redeemable preferred stock of the Issuer (the “Series A Preferred Stock”) (plus up to an additional 390,000 shares if the underwriters’ over-allotment option to purchase additional shares is exercised in full). The Issuer reserves the right to reopen this series and issue additional shares of Series A Preferred Stock either through public or private sales at any time and from time to time.

Trade Date:	January 10, 2023

Settlement and Delivery Date:

January 18, 2023.

We expect that delivery of our Series A Preferred Stock will be made against payment therefor on or about the closing date specified on the cover page of the prospectus supplement (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade our Series A Preferred Stock prior to the delivery of our Series A Preferred Stock hereunder will be required, by virtue of the fact that the shares initially will not settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares who wish to trade shares prior to the date of delivery of the shares hereunder should consult their own advisor.

Public Offering Price:	$25.00 per share; $65,000,000 total (assuming the underwriters do not exercise their over-allotment option to purchase additional shares).

Underwriting Discount:	$0.7875 per share; $2,047,500 total (assuming the underwriters do not exercise their over-allotment option to purchase additional shares).

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $62,952,500 total (assuming the underwriters do not exercise their over-allotment option to purchase additional shares).

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 15, 2028, pursuant to the optional redemption right described below, or redeemed by the Issuer at any time pursuant to the special optional redemption right described below, or converted by an investor in connection with a Change of Control as described below or redeemed by the Issuer pursuant to its articles of amendment and restatement of the Company (as amended, restated, supplemented and modified from time to time) to preserve its qualification as a real estate investment trust, or REIT).

Expected Ratings (Egan-Jones Ratings Co.):	BBB- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Dividend Rate:	From and including the original issue date to, but excluding, April 15, 2028 (the “first reset date”), at a fixed rate equal to 10% per annum of the $25.00 liquidation preference per share of Series A Preferred Stock (equivalent to $2.50 per annum per share of Series A Preferred Stock), and from and including the first reset date, during each reset period, at a rate per annum equal to the five-year U.S. Treasury Rate as of the most recent reset dividend determination date plus a spread of 6.278% per annum.

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on the 15th day of each April, July, October and January of each year (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be January 18, 2023. The first dividend, payable on April 15, 2023 in the amount of $0.60417 per share of Series A Preferred Stock, will be paid to the persons who are the holders of record of the Series A Preferred Stock at the close of business on the dividend record date, which will be March 31, 2023.

Optional Redemption Date:	Issuer may not redeem the Series A Preferred Stock prior to April 15, 2028, except under circumstances intended to preserve the Issuer’s qualification as a REIT, for federal income tax purposes and except as described below under “Special Optional Redemption.” On and after April 15, 2028, the Issuer may redeem, at its option, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not authorized or declared) up to but excluding the redemption date. Any partial redemption will be on a pro rata basis.

Special Optional Redemption:	Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem any or all of the shares of Series A Preferred Stock within 120 days after the first date on which such Change of Control occurred at a cash redemption price of $25.00 per share plus any accumulated and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer has provided notice of its election to redeem some or all of the Series A Preferred Stock (whether pursuant to its optional redemption right or this special optional redemption right), the holders of shares representing interests in the Series A Preferred Stock will not have the conversion right described below under “Conversion Rights” with respect to the shares of Series A Preferred Stock called for redemption.

Change of Control:	Deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in clause (i) above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American, LLC (the “NYSE American”) or The Nasdaq Global Select Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq.

Conversion Rights:

Share Cap: 6.98324 per share of Series A Preferred Stock.

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 18,156,424 shares of the Issuer’s common stock (or equivalent alternative conversion consideration, as applicable) issuable or deliverable, as applicable, subject to proportionate increase to the extent the underwriters exercise their over-allotment option to purchase additional shares, not to exceed 20,879,888 shares of the Issuer’s common stock in total (or equivalent alternative conversion consideration, as applicable).

Liquidation Preference:	$25.00 per share; $65,000,000 in aggregate (assuming the underwriters do not exercise their over-allotment option to purchase additional shares), plus any accumulated and unpaid dividends to, but not including, the date of payment, before any payment is made to the holders of the Issuer’s common stock.

Listing:	The Issuer intends to file an application to list the Series A Preferred Stock on the NYSE under the symbol “RWT PRA”. If the application is approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Stock.

CUSIP/ISIN:	758075 808 / US7580758081

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
UBS Securities LLC
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
Keefe, Bruyette & Woods, Inc.
Piper Sandler & Co.
Raymond James & Associates, Inc.

Co-Managers:	Barclays Capital Inc. BTIG, LLC JMP Securities LLC

Underwriting

The disclosure set forth in the Preliminary Prospectus Supplement under the caption “Underwriting” is updated by adding RBC Capital Markets, LLC to the paragraph below on page S-34 of the Preliminary Prospectus Supplement:

Affiliates of Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Piper Sandler & Co. are holders of certain of our Outstanding Notes. Such affiliates may receive a portion of the proceeds from this offering to the extent the proceeds are used to repurchase or repay the Outstanding Notes.

* * *

The issuer has filed a registration statement (including a base prospectus dated March 4, 2022) and a preliminary prospectus supplement, dated January 9, 2023 with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling (800) 584-6837; J.P. Morgan Securities LLC by calling (212) 834-4533; RBC Capital Markets, LLC by calling (866) 375-6829; UBS Securities LLC by calling (888) 827-7275; Wells Fargo Securities, LLC by calling Toll-Free: 1-800-645-3751; Goldman Sachs & Co. LLC by calling (866) 471-2526; Keefe, Bruyette & Woods, Inc. by calling (800) 966-1559; Piper Sandler & Co. by calling (800) 747-3924; or Raymond James & Associates, Inc. by calling (800) 248-8863.